UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number: 001-32557

Fronteer Gold Inc.
(Translation of registrant's name into English)

Fronteer Development Group Inc.
(Former name if changed since last report.)

Suite 1650 - 1055 West Hastings Street, Vancouver B.C. Canada V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	News release dated May 12, 2010: Fronteer Gold Continues to Report Strong Financial Results; Advancement of Key Nevada Gold Projects in Q1

99.2	Management's Discussion and Analysis for he peiod nded March 31,2010

99.3	Unaudited Consolidated Financial Statements for the quarter ended March 31, 2010

99.4	Form of CEO consent

99.5	Form of CFO consent

99.6	Change in Corporate Structure - Name Change to Fronteer Gold Inc.

99.7	Articles of amendment - Name Change to Fronteer Gold Inc.

99.8	Amended and restated stock option plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER GOLD INC.
(Registrant)

Date: May 12, 2010	By:	/s/ Sean Tetzlaff

Sean Tetzlaff
	Title:	Chief Financial Officer, Vice President, Finance & Corporate Secretary